UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2013

Commission File Number: 001-34936

NOAH HOLDINGS LIMITED

6th Floor, Times Finance Center

No. 68 Middle Yincheng Road

Pudong, Shanghai 200120, People’s Republic of China

(86-21) 3860-2301

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOAH HOLDINGS LIMITED

By:	/s/ Tao Thomas Wu

Name:	Tao Thomas Wu
Title:	Chief Financial Officer

Date: February 26, 2013

EXHIBIT INDEX

Exhibit 99.1 – Press Release

Exhibit 99.1

NOAH HOLDINGS LIMITED ANNOUNCES UNAUDITED FINANCIAL RESULTS FOR

THE FOURTH QUARTER AND FULL YEAR 2012 AND DECLARES CASH DIVIDEND

SHANGHAI, CHINA — February 25, 2013 — Noah Holdings Limited (“Noah” or the “Company”) (NYSE: NOAH), a leading service provider focusing on distributing wealth management products to the high net worth population in China, today announced its unaudited financial results for the fourth quarter of 2012 and the full year ended December 31, 2012.

FOURTH QUARTER 2012 FINANCIAL HIGHLIGHTS

•	Net revenues for the fourth quarter of 2012 were US$25.1 million, a 73.7% increase from the corresponding period in 2011.

•	Income from operations for the fourth quarter of 2012 was US$6.8 million, a 224.2% increase from the corresponding period in 2011.

•

Net income attributable to Noah shareholders for the fourth quarter of 2012 was US$6.3 million, a 79.6% increase from the corresponding period in 2011. Non-GAAP[1] net income attributable to Noah shareholders for the fourth quarter of 2012 was US$7.6 million, a 77.8% increase from the corresponding period in 2011.

•	Net income per basic and diluted ADS for the fourth quarter of 2012 were both US$0.12. Non-GAAP net income per diluted ADS for the fourth quarter of 2012 was US$0.14.

FULL YEAR 2012 FINANCIAL HIGHLIGHTS

•	Net revenues for the full year 2012 were US$86.7 million, a 20.1% increase from 2011.

•	Income from operations for the full year 2012 was US$25.8 million, a 3.0% increase from 2011.

•

Net income attributable to Noah shareholders for the full year 2012 was US$22.8 million, a 4.8% decrease from 2011. Non-GAAP net income attributable to Noah shareholders for the full year 2012 was US$26.8 million, a 2.7% increase from 2011.

•	Net income per basic and diluted ADS for the full year 2012 were both US$0.41. Non-GAAP net income per diluted ADS for the full year 2012 was US$0.48.

FOURTH QUARTER 2012 AND FULL YEAR 2012 OPERATIONAL HIGHLIGHTS

•

Total number of registered clients[2] as of December 31, 2012 increased by 48.5% year-over-year to 40,305; this figure includes 38,833 registered individual clients, 1,365 registered enterprise clients and 107 wholesale clients that have entered into cooperation agreements with the Company.

•

Active clients[3] during the fourth quarter of 2012 were 1,636, a 74.6% increase from the corresponding period in 2011. The aggregate value of wealth management products distributed by the Company[4] during the fourth quarter of 2012 was RMB6.3 billion (approximately US$1.0 billion)[5], a 46.6% increase from the corresponding period in 2011. Of this aggregate value, fixed income products accounted for 80.4%, private equity fund products accounted for 19.4%, and other products, including securities investment funds and mutual fund products, accounted for 0.2%. The average transaction value per client[6] in the fourth quarter of 2012 was RMB3.8 million (approximately US$0.6 million), a 16.0% decrease from the corresponding period in 2011, primarily due to changes in product mix as clients purchased mutual fund products, which the Company started distributing since the second quarter of 2012, and more fixed income products. Both product categories have lower minimum investment amount than private equity fund products.

[1]	Noah’s Non-GAAP financial measures are its corresponding GAAP financial measures as adjusted by excluding the effects of all forms of share-based compensation.
[2]	“Total number of registered clients” includes clients registered with Noah Upright (Shanghai) Fund Investment Consulting Co., Ltd., Noah’s mutual fund distribution business, which began operations in the second quarter of 2012.
[3]	“Active clients” refers to those registered clients who purchased wealth management products distributed by Noah during any given period. Active clients include clients who have purchased mutual fund products that were distributed since the second quarter of 2012.
[4]	“The aggregate value of wealth management products distributed by the Company” includes, among others, (i) the incremental value of mutual fund products distributed by the Company since the second quarter of 2012; and (ii) the value of real estate fund products managed and distributed by the Company.
[5]	The amount in RMB was translated into U.S. dollars using the average rate for the period as set forth in the H.10 statistical release of the Federal Reserve Board.
[6]	“Average transaction value per client” refers to the average value of wealth management products distributed by Noah that are purchased by active clients during a given period.

•

Coverage network as of December 31, 2012 included 57 branches, down from 59 branches as of December 31, 2011 but the same as of September 30, 2012. The number of relationship managers decreased to 459 as of December 31, 2012, down from 510 as of December 31, 2011 and 501 as of September 30, 2012.

•

Active clients for the full year 2012 were 4,152, a 34.2% increase from 2011. The aggregate value of wealth management products distributed by the Company for the full year 2012 was RMB25.1 billion (approximately US$4.0 billion), an 11.2% increase from 2011. Of this aggregate value, fixed income products accounted for 68.5%, private equity fund products accounted for 28.0%, and other products, including securities investment funds and mutual fund products, accounted for 3.5%. The average transaction value per client for the full year 2012 was RMB6.1 million (approximately US$1.0 million), a 17.1% decrease from 2011, primarily due to changes in product mix as clients purchased mutual fund products, which the Company started distributing since the second quarter of 2012, and more fixed income products. Both product categories have lower minimum investment amount than private equity fund products.

Ms. Jingbo Wang, Co-founder, Chairwoman of the Board of Directors and Chief Executive Officer, commented, “We concluded 2012 with a strong fourth quarter, with transaction value increasing 46.6% year-over-year to over US$1.0 billion, and full year non-GAAP net income exceeding our forecast. Despite a challenging 2012, we made a number of strategic investments that will lay further foundation for sustainable growth. They include a mutual fund distribution license and an offshore Hong Kong office, both of which will increase our product portfolio and client engagement. In addition, we have achieved significant growth in our asset management business. We began managing real estate fund products in the second half of the year. With over US$1.2 billion of assets under management, including our fund of private equity funds, our asset management business will complement our distribution business, providing another engine for growth.” Ms. Wang further remarked, “We are also pleased to announce our second annual dividend, which we believe is in the best interests of our shareholders.”

Mr. Tom Wu, Chief Financial Officer, said, “Robust results of our fourth quarter, and second half of 2012, reflect significant investments and improvements we have made in our business, which we expect to leverage in the coming years. In 2013, we will continue to focus on growth, profitability and productivity. Our second annual dividend again reflects our commitment to shareholders and the Company’s strong cash flow.”

FOURTH QUARTER 2012 AND FULL YEAR 2012 FINANCIAL RESULTS

Net Revenues

Net revenues for the fourth quarter of 2012 were US$25.1 million, a 73.7% increase from the corresponding period in 2011, due to increases in both one-time commission revenues and recurring service fees.

Net revenues from one-time commissions for the fourth quarter of 2012 were US$11.6 million, a 53.6% increase from the corresponding period in 2011. The year-over-year increase was primarily due to increases in both transaction value and average commission rate.

Net revenues from recurring service fees for the fourth quarter of 2012 were US$13.1 million, a 90.1% increase from the corresponding period in 2011. The year-over-year increase was mainly due to the cumulative effect of private equity funds previously distributed by the Company and an increase in assets under management by the Company in the second half of 2012, primarily real estate funds managed by the Company.

Net revenues for the full year 2012 were US$86.7 million, a 20.1% increase from 2011, due to an increase of US$17.1 million in net revenues from recurring service fees, which were partially offset by a decrease in net revenues from one-time commissions.

Net revenues from one-time commissions for the full year 2012 were US$46.2 million, a 7.0% decrease from 2011 due to a decrease in average commission rate in 2012, despite an increase in transaction value.

Net revenues from recurring service fees for the full year 2012 were US$39.6 million, a 76.3% increase from 2011, mainly driven by the cumulative effect of private equity fund and securities investment fund products distributed previously and an increase in assets under management in second half of 2012, primarily real estate funds managed by the Company.

Operating Margin

Operating margin for the fourth quarter of 2012 was 27.0%, as compared to 14.5% for the corresponding period in 2011. The year-over-year increase for the fourth quarter of 2012 was driven by growth of net revenues exceeding those in operating cost and expenses; Operating margin for the full year 2012 was 29.8%, as compared to 34.8% for 2011. The decrease in operating margin for the full year 2012 was primarily due to an increase in operating cost and expenses mainly in employee compensation and rental expenses outpacing growth in net revenues.

Operating cost and expenses for the fourth quarter of 2012, including cost of revenues, selling expenses, G&A expenses and other operating income, were US$18.3 million, a 48.2% increase from the corresponding period in 2011. Operating cost and expenses for the full year 2012 were US$60.9 million, a 29.3% increase from 2011.

Cost of revenues for the fourth quarter of 2012 totaled US$4.8 million, a 25.4% increase from the corresponding period in 2011. Cost of revenues for the full year 2012 totaled US$18.0 million, a 21.4% increase from 2011. The year-over-year increases for the fourth quarter of 2012 and the full year 2012 were both primarily due to increases in compensation expenses paid to relationship managers as a result of the increase in transaction value.

Selling expenses for the fourth quarter of 2012 were US$7.6 million, a 40.6% increase from the corresponding period in 2011. Selling expenses as a percentage of net revenues for the fourth quarter of 2012 was 30.4%, as compared to 37.5% for the corresponding period in 2011. Selling expenses for the full year 2012 were US$27.3 million, a 41.9% increase from 2011. The year-over-year increases for the fourth quarter of 2012 and the full year 2012 were both primarily due to increases in personnel expenses, rental expenses, general marketing activities and share-based compensation expenses as the Company strengthened its selling and marketing functions.

G&A expenses for the fourth quarter of 2012 were US$6.2 million, a 96.5% increase from the corresponding period in 2011. G&A expenses as a percentage of net revenues for the fourth quarter of 2012 was 24.6%, as compared to 21.7% for the corresponding period in 2011. G&A expenses for the full year 2012 were US$19.8 million, a 46.3% increase from 2011. The year-over-year increases for the fourth quarter of 2012 were primarily due to increases in personnel expenses, professional consulting fees, and share-based compensation; and for full year 2012 were primarily due to increases in personnel expenses, share-based compensation and depreciation expenses.

Other operating income for the fourth quarter of 2012 was US$0.3 million, as compared to US$17.6 thousand for the corresponding period in 2011. Other operating income for the full year 2012 was US$4.3 million, as compared to US$0.6 million for 2011. Other operating income includes government subsidies received in the PRC from local governments for general corporate purposes.

Income Tax Expenses

Income tax expenses for the fourth quarter of 2012 were US$2.7 million, a 538.1% increase from the corresponding period in 2011. The year-over-year increase for the fourth quarter of 2012 was due to an increase in taxable income and changes in deferred tax assets. Income tax expenses for the full year 2012 were US$9.0 million, a 15.4% increase from US$7.8 million in 2011. The increase for the full year 2012 was primarily due to changes in deferred tax assets with taxable income essentially unchanged on a year-over-year basis.

Net Income

Net income attributable to Noah shareholders for the fourth quarter of 2012 was US$6.3 million, a 79.6% increase from the corresponding period in 2011. Net margin for the fourth quarter of 2012 was 25.6%, as compared to 24.5% for the corresponding period in 2011. Net income per basic and diluted ADS for the fourth quarter of 2012 were both US$0.12, as compared to US$0.06 for the corresponding period in 2011. Net income attributable to Noah shareholders for the full year 2012 was US$22.8 million, a 4.8% decrease from 2011. Net margin for the full year 2012 was 26.4%, as compared to 33.2% for 2011. Net income per basic and diluted ADS for the full year 2012 were both US$0.41 as compared to US$0.43 and US$0.42, respectively for 2011.

Non-GAAP net income attributable to Noah shareholders for the fourth quarter of 2012 was US$7.6 million, a 77.8% increase from the corresponding period in 2011. Non-GAAP net margin for the fourth quarter of 2012 was 30.1%, as compared to 29.4% for the corresponding period in 2011. Non-GAAP net income per diluted ADS for the fourth quarter of 2012 was US$0.14, as compared to US$0.07 for the corresponding period in 2011. Non-GAAP net income attributable to Noah shareholders for the full year 2012 was US$26.8 million, a 2.7% increase from 2011. Non-GAAP net margin for the full year 2012 was 30.9%, as compared to 36.2% for 2011. Non-GAAP net income per diluted ADS for the full year 2012 was US$0.48, as compared to US$0.46 for 2011.

Balance Sheet and Cash Flow

As of December 31, 2012, the Company had US$119.6 million in cash and cash equivalents, a decrease of US$2.4 million from US$122.0 million as of September 30, 2012. In the fourth quarter of 2012, the Company generated US$9.4 million in operating activities and invested US$11.2 million in investment activities mainly for fixed income products. In the fourth quarter of 2012, the Company used US$2.3 million to repurchase ADSs and received US$0.6 million from third-party minority investments in PRC affiliated entities of the Company.

On May 22, 2012, the Company’s Board of Directors (the “Board”) authorized a share repurchase program of up to US$30 million worth of its issued and outstanding ADSs over the course of one year. As of December 31, 2012, the Company has repurchased 1,690,278 ADSs for approximately US$8.5 million, inclusive of transaction charges.

DECLARATION OF CASH DIVIDEND

Noah also announced today that its Board has authorized and approved the Company’s payment of an annual cash dividend of US$0.14 per American depositary share (“ADS”), or US$0.28 per ordinary share (two ADSs represent one ordinary share). The annual dividend will be payable on or about April 9, 2013 to holders of ordinary shares (which includes holders of ADSs) of record as of the close of business on March 20, 2013. Dividends to be paid to the Company’s ADS holders through the depositary bank will be subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Declaration and payment of future dividends is at the discretion of the Board and may be adjusted as the Board may deem necessary or appropriate in the future.

2013 OUTLOOK

The Company estimates that non-GAAP net income attributable to Noah shareholders for the full year 2013 is expected to be in a range of US$33.0 million and US$37.0 million, representing a year-over-year increase in the range of 23.0% and 37.9%. This estimate reflects management’s current business outlook and is subject to change.

CONFERENCE CALL

Senior management will host a conference call on Monday, February 25, 2013 at 8:00 pm (Eastern) / 5:00 pm (Pacific) / 9:00 am (Hong Kong, Tuesday, February 26, 2013) to discuss its fourth quarter 2012 unaudited financial results and recent business activity. The conference call may be accessed by calling the following numbers:

	Toll Free	Toll
• United States	+1-866-519-4004	+1-718-354-1231
• China

• Domestic	800-819-0121
• Domestic Mobile	400-620-8038

• Hong Kong	###-##-####
• United Kingdom	080-8234-6646

Conference ID #	94967423

A telephone replay will be available shortly after the call until March 4, 2013 at +1-646-254-3697 (US Local Toll) or +61-2-8199-0299 (International). Conference ID # 94967423.

A live webcast of the conference call and replay will be available in the investor relations section of the Company’s website at http://ir.noahwm.com.

DISCUSSION OF NON-GAAP FINANCIAL MEASURES

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of all forms of share-based compensation. The reconciliation of these non-GAAP financial measures to the nearest GAAP measures is set forth in the table captioned “Reconciliation of GAAP to Non-GAAP Results” below.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measure used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed non-GAAP net income results reflecting adjustments to exclude the impacts of share-based compensation to supplement U.S. GAAP financial data. As such, the Company believes that the presentation of the non-GAAP net income, non-GAAP income per diluted ADS and non-GAAP net margin provides important supplemental information to investors regarding financial and business trends relating to the Company’s financial condition and results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for the restricted shares and share options in the periods presented. To make financial results comparable period by period, the Company utilized the non-GAAP financial results to better understand its historical business operations.

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited is a leading service provider focusing on distributing wealth management products to the high net worth population in China. Noah primarily distributes wealth management products that are originated in China, including primarily fixed income products, private equity funds, securities investment funds, investment-linked insurance products and mutual fund products. Noah also manages proprietary fund products. With over 450 relationship managers in 57 branch offices as of December 31, 2012, Noah’s total coverage network encompasses China’s most economically developed regions where the high net worth population is concentrated. Through this extensive coverage network, product sophistication, and client knowledge, the Company caters to the wealth management needs of China’s high net worth population. For more information please visit the Company’s website at http://www.noahwm.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for the full year 2013 and quotations from management in this announcement, as well as Noah’s strategic and operational plans, contain forward-looking statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the wealth management market in China and internationally; our expectations regarding demand for and market acceptance of the products we distribute; our expectations regarding keeping and strengthening our relationships with key clients; relevant government policies and regulations relating to our industry; our ability to attract and retain quality employees; our ability to stay abreast of market trends and technological advances; our plans to invest in research and development to enhance our product choices and service offerings; competition in our industry in China and internationally; general economic and business conditions in China; and our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F. Noah does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Noah undertakes no duty to update such information, except as required under applicable law.

Contacts:

Noah Holdings Limited

Shang Chuang, Director of IR

Tel: +86 21 3860 2388

ir@noahwm.com

— FINANCIAL AND OPERATIONAL TABLES FOLLOW—-

Noah Holdings Limited

Condensed Consolidated Balance Sheets

(In U.S. dollars)

(unaudited)

	As of
	September 30, 2012	December 31, 2012
	$	$

Assets
Current assets:
Cash and cash equivalents	122,012,859	119,561,152
Restricted cash	79,557	80,256
Short-term investments	41,248,860	49,035,610
Accounts receivable, net of allowance for doubtful accounts of nil at September 30, 2012 and December 31, 2012	13,013,433	10,055,724
Deferred tax assets	2,814,290	2,837,892
Amounts due from related parties	3,077,780	4,492,523
Other current assets	3,741,739	3,624,590

Total current assets	185,988,518	189,687,747

Long-term investments	—	3,106,692
Investment in affiliates	5,198,962	6,055,343
Property and equipment, net	4,115,478	4,387,953
Non-current deferred tax assets	586,740	1,105,816
Other non-current assets	735,842	1,025,917

Total Assets	196,625,540	205,369,468

Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	7,539,102	11,926,784
Income tax payable	3,423,152	2,446,040
Other current liabilities	13,979,724	11,951,894

Total current liabilities	24,941,978	26,324,718

Non-current uncertain tax position liabilities	1,400,484	1,451,897
Other non-current liabilities	1,825,132	2,087,028

Total Liabilities	28,167,594	29,863,643

Equity	168,457,946	175,505,825

Total Liabilities and Equity	196,625,540	205,369,468

Noah Holdings Limited

Condensed Consolidated Income Statements

(In U.S. dollars, except for ADS data, per ADS data and percentages)

(unaudited)

	Three months ended
	December 31, 2011	December 31, 2012	Change
	$	$
Revenues:
Third-party revenues	10,261,158	15,183,802	48.0%
Related party revenues	5,017,108	11,376,781	126.8%

Total revenues	15,278,266	26,560,583	73.8%
Less: business taxes and related surcharges	(831,955)	(1,471,202)	76.8%

Net revenues	14,446,311	25,089,381	73.7%

Operating cost and expenses:
Cost of revenues	(3,811,751)	(4,780,493)	25.4%
Selling expenses	(5,424,318)	(7,629,050)	40.6%
General and administrative expenses	(3,137,689)	(6,165,242)	96.5%
Other operating income	17,618	261,020	1381.6%

Total operating cost and expenses	(12,356,140)	(18,313,765)	48.2%

Income from operations	2,090,171	6,775,616	224.2%

Other income:
Interest income	521,724	708,777	35.9%
Investment income	486,815	769,371	58.0%
Foreign exchange gain	850,015	199,718	(76.5%)
Other income	44,373	42,827	(3.5%)

Total other income	1,902,927	1,720,693	(9.6%)

Income before taxes and loss from equity in affiliates	3,993,098	8,496,309	112.8%
Income tax expense	(430,094)	(2,744,450)	538.1%
(Loss) income from equity in affiliates	(28,746)	678,090	(2458.9%)

Net income	3,534,258	6,429,949	81.9%
Less: net income attributable to non-controlling interests	—	82,653	—

Net income attributable to Noah Shareholders	3,534,258	6,347,296	79.6%

Income per ADS, basic	0.06	0.12	99.3%
Income per ADS, diluted	0.06	0.12	97.6%

Other comprehensive income, net of tax:
Foreign currency translation adjustments	977,011	1,018,175	4.2%

Comprehensive income attributable to Noah Shareholders	4,511,269	7,365,471	63.3%

Margin analysis:
Operating margin	14.5%	27.0%
Net margin	24.5%	25.6%
Weighted average ADS equivalent: [1]
Basic	55,892,072	54,976,942
Diluted	56,755,513	55,457,310
ADS equivalent outstanding at end of period	55,925,172	54,868,777

[1]	Assumes all outstanding ordinary shares are represented by ADSs. Each ordinary share represents two ADSs

Noah Holdings Limited

Condensed Consolidated Income Statements

(In U.S. dollars, except for ADS data, per ADS data and percentages)

(unaudited)

	Twelve months ended
	December 31, 2011	December 31, 2012	Change
	$	$
Revenues:
Third-party revenues	63,636,367	65,780,848	3.4%
Related party revenues	12,724,077	25,982,724	104.2%

Total revenues	76,360,444	91,763,572	20.2%
Less: business taxes and related surcharges	(4,197,118)	(5,068,066)	20.8%

Net revenues	72,163,326	86,695,506	20.1%

Operating cost and expenses:
Cost of revenues	(14,805,431)	(17,971,305)	21.4%
Selling expenses	(19,262,014)	(27,338,878)	41.9%
General and administrative expenses	(13,556,787)	(19,835,319)	46.3%
Other operating income	562,333	4,295,029	663.8%

Total operating cost and expenses	(47,061,899)	(60,850,473)	29.3%

Income from operations	25,101,427	25,845,033	3.0%

Other income(expenses):
Interest income	1,953,619	2,451,731	25.5%
Investment income	1,368,358	3,044,856	122.5%
Foreign exchange gain (loss)	3,218,876	(180,856)	(105.6%)
Other income	128,425	110,690	(13.8%)

Total other income	6,669,278	5,426,421	(18.6%)

Income before taxes and loss from equity in affiliates	31,770,705	31,271,454	(1.6%)
Income tax expenses	(7,779,408)	(8,979,649)	15.4%
(Loss) income from equity in affiliates	(21,347)	617,361	(2992.0%)

Net income	23,969,950	22,909,166	(4.4%)
Less: net income attributable to non-controlling interests	—	82,712	—

Net income attributable to Noah Shareholders	23,969,950	22,826,454	(4.8%)

Income per ADS, basic	0.43	0.41	(4.4%)
Income per ADS, diluted	0.42	0.41	(2.3%)

Other comprehensive income, net of tax:
Foreign currency translation adjustments	2,583,548	1,303,069	(49.6%)

Comprehensive income attributable to Noah Shareholders	26,553,498	24,129,523	(9.1%)

Margin analysis:
Operating margin	34.8%	29.8%
Net margin	33.2%	26.4%
Weighted average ADS equivalent: [2]
Basic	55,789,906	55,502,670
Diluted	57,042,544	56,147,462

[2]	Assumes all outstanding ordinary shares are represented by ADSs. Each ordinary share represents two ADSs

Noah Holdings Limited

Supplemental Information

(unaudited)

	As of
	December 31, 2011	December 31, 2012	Change

Number of registered clients	27,144	40,305	48.5%
Number of relationship managers	510	459	(10.0%)
Number of branch offices	59	57	(3.4%)

	Three months ended
	December 31, 2011	December 31, 2012	Change
	(in millions of RMB, except number of active clients and percentages)
Number of active clients	937	1,636	74.6%
Transaction value:
Fixed income products	2,794	5,051	80.8%
Private equity fund products	1,467	1,222	(16.7%)
Other products, including securities investment funds, investment-linked insurance products and mutual fund products [3]	26	13	(50.0%)

Total transaction value	4,287	6,286	46.6%

Average transaction value per client	4.58	3.84	(16.0%)

	Twelve months ended
	December 31, 2011	December 31, 2012	Change
	(in millions of RMB, except number of active clients and percentages)
Number of active clients	3,095	4,152	34.2%

Transaction value:

Fixed income products	9,638	17,199	78.4%

Private equity fund products	10,835	7,051	(34.9%)

Other products, including securities investment funds, investment-linked insurance products and mutual fund products [3]	2,113	872	(58.7%)

Total transaction value	22,586	25,122	11.2%

Average transaction value per client	7.30	6.05	(17.1%)

[3]	The mutual fund products refers to the incremental value of mutual fund products distributed by the Company

Noah Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In U.S. dollars, except for ADS data and percentages)

(unaudited)

	Three months ended
	December 31, 2011	December 31, 2012	Change
	$	$
Net income attributable to Noah Shareholders	3,534,258	6,347,296	79.6%
Adjustment for share-based compensation related to:
Share options	681,258	94,600	(86.1%)
Restricted shares	35,796	1,118,230	3023.9%

Adjusted net income attributable to Noah Shareholders (non-GAAP) [4]	4,251,312	7,560,126	77.8%

Net income per ADS, diluted	0.06	0.12	97.6%
Adjusted net income per ADS, diluted (non-GAAP) [4]	0.07	0.14	86.2%

Net margin	24.5%	25.6%	4.5%
Adjusted net margin (non-GAAP) [4]	29.4%	30.1%	2.4%

Noah Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In U.S. dollars, except for ADS data and percentages)

(unaudited)

	Twelve months ended
	December 31, 2011	December 31, 2012	Change
	$	$
Net income attributable to Noah Shareholders	23,969,950	22,826,454	(4.8%)
Adjustment for share-based compensation related to:
Share options	2,014,692	1,437,201	(28.7%)
Restricted shares	142,018	2,561,347	1703.5%

Adjusted net income attributable to Noah Shareholders (non-GAAP) [4]	26,126,660	26,825,002	2.7%

Net income per ADS, diluted	0.42	0.41	(2.3%)
Adjusted net income per ADS, diluted (non-GAAP) [4]	0.46	0.48	4.4%

Net margin	33.2%	26.4%	(20.5%)
Adjusted net margin (non-GAAP) [4]	36.2%	30.9%	(14.5%)

[4]	The non-GAAP adjustments do not take into consideration the impact of taxes on such adjustments.